Exhibit 99.1

ADVANCED CHIP ENGINEERING TECHNOLOGY INC.

FINANCIAL STATEMENTS AND

REPORTS OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

        Advanced Chip Engineering Technology Inc.

We have audited the accompanying balance sheet of Advanced Chip Engineering Technology Inc. (the “Company”) as of December 31, 2008, and the related statements of income, of changes in stockholders’ equity, and of cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in the Republic of China. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Chip Engineering Technology Inc., as of December 31, 2008, and the results of its operations and its cash flows for the two years then ended, in conformity with the “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and accounting principles generally accepted in the Republic of China.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 (18) to the financial statements, the Company has incurred continuous losses and negative cash flows form operation that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4 (17). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 11 to the financial statements.

/s/ PricewaterhouseCoopers

Taipei, Taiwan

Republic of China

March 16, 2009

Advanced Chip Engineering Technology Inc.

Balance Sheet

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

	Notes		December 31, 2008
Current Assets
Cash and cash equivalents	4.	(1)	$20,514,652
Notes receivable, net			2,052,591
Accounts receivable, net	4.	(2),5	12,803,585
Other financial assets	4.	(3),(15),5	1,885,201
Inventories, net	4.	(4)	23,461,594
Restricted assets – current	6		3,100,000
Prepayments and other current assets			18,663,055

			82,480,678

Property, Plant and Equipment	4.	(5),5,6
Land			136,183,400
Buildings and facilities			472,796,423
Machinery and equipment			1,093,491,482
Transportation equipment			453,887
Office equipment			29,782,649
Other equipment			13,018,989
Leased equipment			28,175,645

			1,773,902,475
Less : Accumulated depreciation			(553,836,068)
Accumulated impairment			(101,709,257)
Construction in progress and prepayment for equipment			201,820,928

			1,320,178,078

Intangible Assets
Computer software			7,025,482

Other Assets
Refundable deposits			480,000

			480,000

Total Assets			$1,410,164,238

Advanced Chip Engineering Technology Inc.

Balance Sheet (Continued)

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

	Notes		December 31, 2008
Current Liabilities
Short-term loans	4.	(7)	$32,893,280
Notes payable			572,708
Accounts payable			10,892,480
Payables on equipment			51,582,710
Current portion of long-term loans	4.	(8)	61,408,824
Accrued expenses and other current liabilities	5		57,050,568

			214,400,570

Long-term Liabilities
Long-term loans	4.	(8)	120,230,636

Total Liabilities			334,631,206

Stockholders’ Equity
Common stock	4.	(10)	2,237,959,810
Accumulated deficits	4.	(12)	(1,162,426,778)

Total Stockholders’ Equity			1,075,533,032

Commitments and Contingencies	7
Significant Subsequent Events	9
Total Liabilities and Stockholders’ Equity			$1,410,164,238

The accompanying notes are an integral part of these financial statements.

See report of independent registered public accounting firm dated March 16, 2009.

Advanced Chip Engineering Technology Inc.

Statements of Income

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

			For the years ended December 31,
	Notes		2007	2008
Operating Revenues	5		60,999,316	$83,592,133
Cost of Goods Sold	4.	(16)	(339,840,710)	(437,984,253)

Gross Loss			(278,841,394)	(354,392,120)

Operating Expenses	4.	(16)
Selling expense			(15,084,914)	(11,669,525)
General and administrative expenses			(48,854,547)	(46,841,902)
Research and development expenses			(128,631,792)	(99,448,352)

Total operating expenses			(192,571,253)	(157,959,779)

Operating Loss			(471,412,647)	(512,351,899)

Non-operating Income and Revenue
Interest revenue			11,380,343	6,622,931
Gain on disposal of property, plant and equipment	5		—	13,404,567
Foreign exchange gain, net			2,778,876	—
Rental revenue	5		26,712,038	1,250,964
Other			—	8,695,065

Total non-operating income and revenue			40,871,257	29,973,527

Non-operating Expenses and Losses
Interest expense			(11,443,448)	(6,622,931)
Foreign exchange loss, net			(1,184,718)	(4,258,273)
Impairment loss	4.	(6)	(445,000)	(76,317,523)
Other losses			(7,843,896)	(1,468,279)

Total non-operating expenses and losses			(20,917,062)	(96,959,535)

Loss Before Income Taxes			(451,458,452)	(579,337,907)

Income Tax Expense	4.	(15)	—	—

Net Loss			$(451,458,452)	$(579,337,907)

The accompanying notes are an integral part of these financial statements.

See report of independent registered public accounting firm dated March 16, 2009.

Advanced Chip Engineering Technology Inc.

Statements of Changes in Stockholders’ Equity

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

	Common Stock	Additional Paid- in Capital	Accumulated Deficits	Treasury Stock	Total
Balance at January 1, 2007	$1,244,137,130	$—	$(331,012,686)	$(6,795,053)	$906,329,391
Issuance of common stock for cash	1,000,000,000	200,000,000	—	—	1,200,000,000
Net loss for 2007	—	—	(451,458,452)	—	(451,458,452)

Balance at December 31, 2007	2,244,137,130	200,000,000	(782,471,138)	(6,795,053)	1,654,870,939
Capital reserve transferred to offset accumulated deficits	—	(200,000,000)	200,000,000	—	—
Net loss for 2008	—	—	(579,337,907)	—	(579,337,907)
Treasury stock cancellation	(6,177,320)	—	(617,733)	6,795,053	—

Balance at December 31, 2008	$2,237,959,810	$—	$(1,162,426,778)	$—	$1,075,533,032

The accompanying notes are an integral part of these financial statements.

See report of independent registered public accounting firm dated March 16, 2009.

Advanced Chip Engineering Technology Inc.

Statements of Cash Flows

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

	For the years ended December 31,
	2007	2008
Cash flows from operating activities:
Net loss	$(451,458,452)	$(579,337,907)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	115,069,689	153,046,518
Amortization	7,731,567	3,400,500
Provision for obsolescence and decline in market value of inventories	1,184,718	8,292,529
(Gain) loss on disposal of property, plant and equipment	—	(13,404,567)
Prepayment for equipment transferred to expenses	—	467,080
Impairment loss	445,000	76,317,523
(Increase) decrease in:
Notes receivable	152,250	(2,052,591)
Accounts receivable	(24,595,521)	15,453,232
Other financial assets	1,782,990	3,847,068
Inventories	(18,923,346)	1,210,410
Prepayments and other current assets	(3,902,043)	3,897,649
Increase (decrease) in:
Notes payable	—	572,708
Accounts payable	10,696,321	(8,723,059)
Accrued expenses and other current liabilities	7,403,972	(20,485,859)

Net cash used in operating activities	(354,412,855)	(357,498,766)

Cash flows from investing activities:
(Increase) decrease in restricted deposits	3,569,688	(3,000,000)
Acquisition of property, plant and equipment	(751,217,982)	(227,728,890)
Proceeds from disposal of property, plant and equipment	—	128,696,095
Increase in refundable deposits	(282,000)	—
Increase in intangible assets and deferred assets	(6,639,935)	(711,000)

Net cash used in investing activities	$(754,570,229)	$(102,743,795)

Cash flows from financing activities:
(Decrease) increase in short-term loans	$335,543,430	$(302,650,150)
Borrowing of long-term loans	—	54,000,000
Repayment of long-term loans	(85,826,482)	(146,525,791)
Decrease in deposits received	—	(2,022,381)
Issuance of common stock for cash	1,200,000,000	—

Net cash provided by (used in) financing activities	1,449,716,948	(397,198,322)

(Decrease) increase in cash and cash equivalents	340,733,864	(857,440,883)
Cash and cash equivalents, beginning of year	537,221,671	877,955,535

Cash and cash equivalents, end of year	$877,955,535	$20,514,652

Supplemental disclosures of cash flows information:
Interest paid during the year (excluding capitalized interest)	$10,915,765	$7,734,194

Income tax paid during the year	$—	$—

Advanced Chip Engineering Technology Inc.

Statements of Cash Flows (Continued)

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

	For the years ended December 31,
	2007	2008
Investing and financing activities partially affected cash flows
Acquisition of property, plant and equipment	$919,862,891	$77,088,890
Add: Beginning balance of payables to equipment suppliers	33,577,801	202,222,710
Less: Ending balance of payables to equipment suppliers	(202,222,710)	(51,582,710)

Cash paid for acquisition of property, plant and equipment	$751,217,982	$227,728,890

Investing and financing activities not affected cash flows
Current portion of long-term loans	$88,607,221	$61,408,824

Capital reduction and capital surplus transferred to offset accumulated deficits	$—	$200,000,000

Treasury stock cancellation	$—	$6,795,053

The accompanying notes are an integral part of these financial statements.

See report of independent registered public accounting firm dated March 16, 2009.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

1.	History

Advanced Chip Engineering Technology Inc. (the “Company”) was incorporated under the Company Law of the Republic of China in May 2000. The Company’s major business activity is to engage in the business of testing and assembling service, manufacturing and selling integrated circuit. As of December 31, 2008, the Company had 98 employees.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with the “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and accounting principles generally accepted in the Republic of China. Significant accounting policies are summarized below:

☐Foreign currency transactions

The accounts of the Company are maintained in New Taiwan dollars. Transactions arising in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the relevant dates of the transactions. The exchange gains or losses arising from the difference between the exchange rates at the dates of transactions and the related dates of actual receipts and payments are charged to current year’s results of operations.

Assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rate prevailing at the balance sheet date. Gains or losses from foreign currency translations are included in current year’s results of operations.

When a gain or loss on a nonmonetary item is recognized directly in equity, any exchange component of that gain or loss shall be recognized directly in equity. Conversely, when a gain or loss on a nonmonetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss. However, nonmonetary items that are measured on a historical cost basis are translated using the exchange rate at the transaction date.

☐Classification of current and noncurrent items

A.	Assets that meet one of the following criteria are classified as current assets; otherwise they are classified as noncurrent assets:

a)	Assets arising from operating activities that are expected to be realized or consumed, or are intended to be sold within the normal operating cycle;

b)	Assets held mainly for trading purposes;

c)	Assets that are expected to be realized within twelve months from the balance sheet date;

d)	Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.

B.	Liabilities that meet one of the following criteria are classified as current liabilities; otherwise they are classified as noncurrent liabilities:

a)	Liabilities arising from operating activities that are expected to be paid off within the normal operating cycle;

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

b)	Liabilities arising mainly from trading activities;

c)	Liabilities that are to be paid off within twelve months from the balance sheet date;

d)	Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date.

☐Cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments which are readily convertible to known amount of cash and which are subject to insignificant risk of changes in value resulting from fluctuations in interest rates.

☐Accounts receivable

Accounts receivable are claims resulting from sale of goods or services. The fair value of accounts receivable is calculated based on the imputed interest rate. Accounts receivable which is collectible within one year, and where the difference between the fair value and the value at maturity is insignificant is measured at carrying value.

☐Allowance for doubtful accounts

Allowance for doubtful accounts is provided based on the evaluation of the collectibility of ending balances of notes receivable, accounts receivable and other receivables.

☐Inventories

Inventories are stated at the lower of aggregate cost or market value. The cost is determined using the weighted-average method. The market value is based on the replacement cost for raw materials and supplies and net realizable value for work in process, finished goods and merchandise. Allowance for slow moving items and decline in the market value is provided when necessary.

☐Property, plant and equipment

A.	Property, plant and equipment are stated at cost. Interests incurred on the loans used to bring the assets to the condition and location necessary for their intended uses are capitalized.

B.	Depreciation is provided under the straight-line method based on the assets’ estimated economic service lives. Salvage value of the fully depreciated assets that are still in use is depreciated based on the re-estimated economic service live.

The estimated economic service lives of property, plant and equipment are set forth below:

Buildings and facilities of 50 years (including buildings of 50 years and renovation of 5 to 20 years.)

Machinery and equipment	5 to 10 years
Transportation equipment	2 to 5 years
Office equipment	2 to 5 years
Other equipment	3 to 5 years
Leased assets	3 to 50 years
Leased equipment	3 to 5 years

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

C.	Major improvements and renewals are capitalized and depreciated accordingly. Maintenance and repairs are expensed as incurred.

D.	Assets leased out under operating leases are classified as leased assets. Rental income, after subtracting respective depreciation expenses, is recognized in non-operating income and revenue.

E.	Rents paid on capital leases are capitalized and depreciated accordingly. Any gain (loss) on the sale and leased back is capitalized and amortized over the lease terms. For sale and leased back assets, if the fair value is less than the book value, the difference is recognized in the profit or loss.

F.	Property, plant and equipment that are idle or have no value in use are reclassified to “other assets” at the lower of the fair value less costs to sell or book value. The resulting difference is included in current operations. Depreciation provided on these assets is charged to non-operating expense.

☐Intangible assets

Intangible assets, mainly computer software, are stated at cost and amortized over the estimated life of 3-5 years using the straight-line method.

☐Impairment of non-financial assets

The Company recognizes impairment loss when there is indication that the recoverable amount of an asset is less than its carrying amount. The recoverable amount is the higher of the fair value less costs to sell and value in use. The fair value less costs to sell is the amount obtainable from the sale of the asset in an arm’s length transaction after deducting any direct incremental disposal costs. The value in use is the present value of estimated future cash flows to be derived from continuing use of the asset and from its disposal at the end of its useful life. When the impairment no longer exists, the impairment loss recognized in prior years shall be recovered. However, impairment loss of goodwill is not recoverable.

☐Pension plan

Under the defined benefit pension plan, net periodic pension costs are recognized in accordance with the actuarial calculations. Net periodic pension costs include service cost, interest cost, expected return on plan assets, and amortization of unrecognized net transition obligation and gains or losses on plan assets. Unrecognized net transition obligation is amortized on a straight-line basis over 15 years. Under the defined contribution pension plan, net periodic pension costs are recognized as incurred.

☐Income tax

The Company uses inter-period as well as intra-period tax allocation for income tax. Over or under provision of prior years’ income tax liabilities is included in current year’s income tax expense.

Investment tax credits arising from the expenditures incurred on acquisitions of equipment and research and development are recognized in the year the related expenditures are incurred.

The additional 10% income tax on the unappropriated retained earnings is recognized in the year when the stockholder approved the resolution to retain the earnings.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

☐Revenue, cost and expenses

Revenue is recognized when the earning process is substantially completed and considered realized or realizable. Costs are recognized when the associated revenue is earned. Expenses, including research and development expenditures, are recognized as incurred.

☐Treasury stock

A.	Treasury stock is stated at cost.

B.	Upon disposal of the treasury stock, if the disposal price exceeds the cost of the treasury stock disposed of, the difference is credited to “capital reserve—treasury stock.” If the disposal price is less than the cost, the difference is debited to the capital reserve arising from the treasury stock of the same class. Where the capital reserve is insufficient to cover the difference, the remaining amount is charged against retained earnings.

C.	The cost of treasury stock is accounted for on a weighted-average basis.

☐Share-based payment—employee compensation plan

The employee stock options granted from January 1, 2004 through December 31, 2007 are accounted for in accordance with EITF 92-070, EITF 92-071 and EITF 92-072 “Accounting for Employee Stock Options” as prescribed by the Accounting Research and Development Foundation, R.O.C., dated March 17, 2003. Under the share-based employee compensation plan, compensation cost is recognized using the intrinsic value method in accordance with the R.O.C. SFAS No. 39, “Accounting for Share-based Payment”.

☐Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

3.	Effects of changes in accounting principles

(1)	Effective January 1, 2008, the Company adopted R.O.C. SFAS No. 39, “Accounting for Share-based Payment”. The change in accounting principle had no significant effect on the Company’s financial statements for the year ended December 31, 2008.

(2)	Effective January 1, 2008, the Company adopted EITF 96-052 of the Accounting Research and Development Foundation, R.O.C., dated March 16, 2007. The change in accounting principle had no significant effect on the Company’s financial statements for the year ended December 31, 2008.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

4.	Contents of Significant Accounts

(1)	Cash and Cash Equivalents

December 31, 2008
Cash
Cash on hand	$45,286
Checking and saving accounts	20,469,366

Total	$20,514,652

(2)	Accounts Receivable, Net

December 31, 2008
Accounts receivable—third parties	$9,986,428
Accounts receivable—related parties	2,817,157

$12,803,585

(3)	Other Financial Assets

December 31, 2008
Tax refundable	$1,855,735
Interest receivable	6,287
Other receivables—other	23,179

$1,885,201

(4)	Inventories

December 31, 2008
Raw materials and supplies	$21,320,739
Work in process	5,594,662
Finished goods	7,368,477

34,283,878
Less: Allowance for obsolescence and market value decline in inventories	(10,822,284)

$23,461,594

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(5)	Property, Plant and Equipment

	December 31, 2008
Asset	Cost	Accumulated depreciation	Accumulated impairment	Book value
Land	$136,183,400	$—	$(32,667,900)	$103,515,500
Building and facilities	472,796,423	(83,839,340)	(3,455,100)	385,501,983
Machinery and equipment	1,093,491,482	(443,374,298)	(65,586,257)	584,530,927
Transportation equipment	453,887	(453,887)	—	—
Office equipment	29,782,649	(17,496,064)	—	12,286,585
Other equipment	13,018,989	(3,485,229)	—	9,533,760
Leased equipment	28,175,645	(5,187,250)	—	22,988,395
Construction in progress	2,699,702	—	—	2,699,702
Prepayment for equipment	199,121,226	—	—	199,121,226

	$1,975,723,403	$(553,836,068)	$(101,709,257)	$1,320,178,078

For the years ended December 31, 2007 and 2008, interest expenses prior to capitalization amounted to $13,993,516 and $13,827,584, respectively, and interest capitalized to property, plant and equipment amounted to $2,550,068 and $7,204,653, respectively, with interest rate ranging from 2.41% to 3.68% and 2.16% to 4.56%, respectively.

(6)	Non-financial asset impairment

Effective January 1, 2005, the Company adopted R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to assess the impairment of its long-lived assets and recognized asset impairment as follows:

	As of and for the year ended December 31, 2007
	Impairment loss	Accumulated impairment of property, plant and equipment
Machinery and equipment	$445,000	$25,391,734

	As of and for the year ended December 31, 2008
	Impairment loss	Accumulated impairment of property, plant and equipment
Land	$32,667,900	$32,667,900
Building and facilities	3,455,100	3,455,100
Machinery and equipment	40,194,523	65,586,257

	$76,317,523	$101,709,257

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(7)	Short-term Loans

December 31, 2008
Secured bank loans	$1,745,280
Unsecured bank loans	31,148,000

$32,893,280

Interest rates	1.96%-3.452%

Please refer to Note 6 for assets pledged for short-term loans.

(8)	Long-term Loans

	December 31,
	Interest rates	Balance
	2008	2008
	%
Long-term loan, payable in 90 monthly installments from January 2004 through July 2011, with interest due monthly	3.685	$127,639,460
Long-term loan, payable in 20 quarterly installments from July 2008 through April 2013, with interest due monthly	3.020	54,000,000

Total long-term loans		181,639,460
Less: Current portion		(61,408,824)

		$120,230,636

There is no unused facility as of December 31, 2008.

Please refer to Note 6 for assets pledged for long-term loans.

(9)	Pensions

The Company has a defined benefit pension plan in accordance with the Labor Standards Law, covering all regular employees for services provided prior to July 1, 2005, and employees who choose to remain under the defined benefit plan subsequent to the enforcement of the Labor Pension Act (the “Act”) on July 1, 2005. Under the defined benefit plan, two units are accrued for each year of service for the first 15 years and one unit is accrued for each additional year thereafter, subject to a maximum of 45 units. Pensions paid upon retirement are based on the number of units accrued and the average monthly salaries and wages of the last six months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the retirement fund deposited with Bank of Taiwan, the trustee. For the year ended December 31, 2007, net pension costs recognized under the defined benefit plan was $75,160. For the year ended December 31, 2008, the Company recognized curtailment / settlement gain of $3,695,212 (shown as “Other” in “Non-operating Income and Revenue”) due to termination of certain employees. The balance of the retirement fund deposited with Bank of Taiwan was $10,547,771 as of December 31, 2008.

Effective July 1, 2005, under the Act, the Company has established a funded defined contribution pension plan. Under the Act, current employees have the option to be covered under the defined contribution plan. The Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

the employees’ individual pension accounts at the Bureau of Labor Insurance. Benefits accrued are portable upon a change of employment. Pensions are paid by monthly installments or in lump sum based on the accumulated balances of the employees’ individual pension accounts. The net pension costs recognized under the defined contribution plan for the years ended December 31, 2007 and 2008 was $9,280,653 and $9,173,053, respectively.

(10)	Common Stock

On May 2, 2007, the stockholders resolved to issue 100,000,000 new shares for cash with issuance price at $12 per share. The Board of Directors selected September 5, 2007 as the record date, and the required registered procedures were completed.

On June 30, 2008, the stockholders resolved to offset its accumulated deficits through transferring of capital reserves of $200,000,000.

As of December 31, 2008, the Company’s authorized and issued common stock amounted to $3,000,000,000 and $2,237,959,810, represented by 300,000,000 shares (including 6,400,000 shares for technology know-how and 30,000,000 shares reserved for the exercise of employee stock options in the future) and 223,795,981 shares (including 1,806,093 shares for technology know-how), respectively, at par of $10.

(11)	Capital Reserve

The R.O.C. Company Law requires that capital reserve shall be exclusively used to offset accumulated deficits or to increase capital and shall not be used for any other purpose. However, all or part of capital reserve arising from paid-in capital in excess of par value on issuance of common stock and donations can be capitalized once a year, provided that the Company has no accumulated deficits.

(12)	Retained Earnings (Accumulated Deficits)

The Company’s articles of incorporation provides that net income, after deducting previous years’ losses and the appropriation of 10% legal reserves, may be appropriated or distributed proportionately as follows:

A.	84% as dividend paid to stockholders;

B.	1% as remuneration for directors and supervisors;

C.	15% as employee bonuses.

Distributions of stockholders’ dividends and employee bonuses may be in cash or in the form of common shares or a combination of both, subject to the resolution adopted by the Board of Directors and the approval of the stockholders.

As of December 31, 2007 and 2008, the Company reported accumulated deficits and consequently there was no earnings available for distribution.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(13)	Treasury Stock

A.	On July 15, 2004, the Company’s Board of Directors authorized the Company to repurchase its own common stock for transferring to its employees. The movement of treasury stock is as follows:

	For the year ended December 31, 2007
Reason for reacquisition	Beginning	Increase	Decrease	Ending
To be reissued to employees	617,732	—	—	617,732

	For the year ended December 31, 2008
Reason for reacquisition	Beginning	Increase	Decrease	Ending
To be reissued to employees	617,732	—	(617,732)	—

B.	According to the Company Law of the Republic of China, total treasury stock shall not exceed 5% of the Company’s issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital reserves. The maximum amount and shares that the Company is allowed to repurchase, calculated based on the financial statements as of July 15, 2004, were approximately $35,488,000 and 5,849,614 shares, respectively.

C.	In accordance with the Company Law of the Republic of China, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends. Treasury stock shall be transferred to employees within three years from the repurchased date and shares not be reissued within three-year period are to be retired.

D.	On November 19, 2008, the Company’s Board of Directors resolved to retire treasury stock 617,732 shares as it had not been transferred to employees for over three years from the repurchased date.

(14)	Share-based payment—employee compensation plan

There was no compensation cost recognized under the stock-based employee compensation plan for the years ended December 31, 2007 and 2008. The exercise price is based on the par value of the Company’s common stock at the grant date and is not subject to change. The granted employee stock options will expire in 4 years. The employee stock options will be graded vested 1 year after the stock options are granted.

A.	As of December 31, 2008, the Company’s share-based payment transactions are set forth below:

Type of agreement	Grant date	Quantity granted	Contract period	Vesting conditions	Actual resignation rate in the current period	Estimated future employee turnover rate
Employee stock options	96.3.31- 96.12.30-	30,000,000	Four years	Graded vested one year after the grant	9.27%	10%

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

B.	Details of the employee stock options are set forth below:

	2007		2008
Stock options	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	—	$—	30,000,000	$10
Options granted	30,000,000	10	—	—
Options exercised	—	—	—	—
Options forfeited / cancelled	—	—	(15,111,000)	10

Options outstanding at end of year	30,000,000	10	14,889,000	10

Options exercisable at end of year	—	—	5,946,000	10

Options authorized but not granted at end of year	—		—

C.	As of December 31, 2007 and 2008, the range of exercise price of stock options outstanding was $10, and the weighted-average life was 3.37 years and 2.33 years, respectively.

D.	The following sets forth the pro forma net loss based on the assumption that the compensation cost is accounted for using the fair value method (the intrinsic value method) for the stock options granted before the effectivity of R.O.C. SFAS No. 39, “Accounting for Share-based Payment”:

		For the years ended December 31,
		2007	2008
Net loss	Net loss stated in the statements of income	$(451,458,452)	$(579,337,907)

	Pro forma net loss	$(451,458,462)	$(579,337,907)

(15)	Income Taxes

A.	Income tax expense and income tax refundable

	For the years ended December 31,
	2007		2008
Income tax calculated at the statutory tax rate	$		$—
Tax effect of permanent differences		3,987,415	(15,660,330)
Tax effect of investment tax credits		(39,665,025)	(39,615,817)
Tax effect of loss carryforwards		(53,963,430)	(129,568,319)
10% tax on unappropriated earnings		—	—
Tax effect of valuation allowance		89,641,040	184,844,466

Income tax expense		—	—
Less: Prepaid and withholding taxes		(683,499)	(418,718)

Income tax refundable		$(683,499)	$(418,718)

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

B.	Deferred income tax assets and liabilities:

December 31, 2008
Deferred income tax assets—current	$22,144,607
Deferred income tax assets—noncurrent	740,793,956
Valuation allowance	(762,938,563)

$—

C.	Details of temporary differences, loss carryforwards and investment tax credits resulting in deferred income tax assets and liabilities are as follows:

	December 31, 2008
	Amount	Tax effect
Current items:
Temporary differences	$21,544,208	$5,386,052
Investment tax credits		16,758,555
Valuation allowance		(22,144,607)

		$—

Noncurrent items:
Temporary differences	$76,762,524	$19,190,631
Loss carryforwards	2,401,327,024	600,331,756
Investment tax credits		121,271,569
Valuation allowance		(740,793,956)

		$—

D.	The Company is eligible for investment tax credits under the Statute for Upgrading Industry. Details as of December 31, 2008 are as follows:

Year generated	Qualifying items	Total tax credits	Unused tax credits	Expiration years
2005	Machinery and equipment	$5,445,092	$5,445,092	2009
	Research and development	11,313,463	11,313,463	2009

2006	Machinery and equipment	2,944,894	2,944,894	2010
	Research and development	21,615,529	21,615,529	2010

2007	Machinery and equipment	41,862,931	41,862,931	2011
	Research and development	32,306,277	32,306,277	2011

2008	Machinery and equipment	6,471,292	6,471,292	2012
	Research and development	16,070,646	16,070,646	2012

		$138,030,124	$138,030,124

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

E.	As of December 31, 2008, losses available to be carried forward are as follows:

Year in which losses incurred	Amount filed / approved	Losses available to be carried forward (tax effect)	Unused loss carryforwards	Expiration years
2003	Approved	$106,395,355	$106,395,355	2013
2004	Approved	70,676,694	70,676,694	2014
2005	Approved	89,077,634	89,077,634	2015
2006	Approved	89,460,462	89,460,462	2016
2007	Filed	117,550,693	117,550,693	2017
2008	Expected filing amount	127,170,918	127,170,918	2018

		$600,331,756	$600,331,756

F.	The Company’s income tax returns through the fiscal year 2006 have been assessed by the Tax Authority.

G.	Information relating to undistributed retained earnings (accumulated deficits):

December 31, 2008
Prior to 1998	$—
After 1998 (inclusive)	(1,162,426,778)

Total	$(1,162,426,778)

H.	Information relating to imputation credit account:

As of December 31, 2008, the balance of the imputation tax credit account was $0.

(16)	Personnel, Depreciation and Amortization Expenses

	For the year ended December 31, 2007
	Included in cost of goods sold	Included in operating expenses	Total
Personnel Expenses:
Salaries and wages	$111,639,632	$83,311,631	$194,951,263
Labor and health insurance	8,376,315	5,519,314	13,895,629
Pension expense	4,776,515	4,579,298	9,355,813
Other	6,390,970	3,563,860	9,954,830
Depreciation	90,151,876	24,917,813	115,069,689
Amortization	543,011	7,188,556	7,731,567

	For the year ended December 31, 2008
	Included in cost of goods sold	Included in operating expenses	Total
Personnel Expenses:
Salaries and wages	$122,058,736	$80,754,074	$202,812,810
Labor and health insurance	8,846,488	4,703,892	13,550,380
Pension expense	5,784,739	3,388,314	9,173,053
Other	6,997,865	3,471,672	10,469,537
Depreciation	144,858,832	8,187,686	153,046,518
Amortization	391,056	3,009,444	3,400,500

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(17)	Going Concern

As of December 31, 2008, the Company has incurred continuous losses with accumulated deficits of $1,166,121,990 and negative cash flows from operations, which raise substantial doubt about the Company’s ability to continue as a going concern. Based on the resolution of Board of Directors on January 20, 2009, the Company has determined to raise funds through disposing assets and look for opportunity to merge with another company. However, the counter-party, detailed terms and price are still under discussion. Therefore, there is no certainty that the Company will be able to continue as a going concern.

As the above measures are still under discussion, the Company may not be able to raise sufficient funds for its daily operations, nor liquidating its assets and repaying its debts and liabilities. The Company’s financial statements do not include any adjustments of liquidating value valuation and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

5.	Related Party Transactions

(1)	Name and Relationship of Related Parties:

Name of related party	Relationship with the Company
King Yuan Electronics Co., Ltd. (“KYEC”)	The chairman of the Company is KYEC’s vice-chairman (Note)

Silicon Storage Technology, Inc. (“SST”)	An equity investor of the Company

SST International Limited	A subsidiary of SST

Silicon Storage Technology Taiwan Ltd. (“SST Taiwan”)	A subsidiary of SST International Limited

Note:	On June 13, 2008, KYEC reelected directors and supervisors. The chairman of the Company abdicated from KYEC’s vice-chairman.

(2)	Significant Related Party Transactions

A.	Operating Revenues

	For the years ended December 31,
	2007		2008
	Amount	%	Amount	%
KYEC	$13,577,438	23	$4,761,899	6
SST	473,118	—	34,978,580	42

	$14,050,556	23	$39,740,479	48

The Company operates a testing and packaging business, and the processing charge depends on the unique traits of each type of product. Therefore, the charges for testing products of related parties are not comparable to those charged to non-related parties. Payment terms offered to related parties are 60 days after the monthly closing, while payment terms offered to other customers are 30-90 days after monthly closing of transactions.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

B.	Accounts receivable:

	December 31, 2008
	Amount	%
SST	$2,817,157	22

C.	Other receivables (shown as other financial assets):

	December 31, 2008
	Amount	%
SST Taiwan	$19,849	1

Other receivables were generated mainly from the rental revenues from KYEC and payments made on behalf of SST Taiwan and KYEC.

D.	Service provided by related party was as follows:

	Transaction	For the years ended December 31,
		2007	2008
KYEC	Charges for machinery rental, technical support and outsourcing services	$4,187,393	$5,040

E.	Rental revenue:

	Leased assets	For the years ended December 31,
		2007	2008
KYEC	Machinery	$17,350,000	$—

F.	Asset transactions

The Company purchased machinery and equipment from KYEC amounting to $17,700,445 and $0, respectively, in 2007 and 2008.

The Company sold machinery and equipment to KYEC for $122,976,000 and recorded gains on disposal amounting to $14,789,961 in 2008. There was no related transaction in 2007.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

6.	Assets Pledged As Collateral

Account	December 31, 2008	Subject of collaterals
Time deposits (shown in “Restricted assets—current”)	$3,100,000	Custom duties and short-term loan
Land (including leased assets)	103,515,500	Short-term and long-term loans
Buildings and facilities (including leased assets)	385,501,983	Short-term and long-term loans
Machinery and equipments	70,753,053	Long-term loans
Leased equipment	22,988,395	Short-term loan

Total	$585,858,931

7.	Commitments and Contingencies

As of December 31, 2008, the unused letter of credit in relation to the purchase of machinery and equipment amounted to approximately USD673,900, EUR121,600 and JPY34,857,500, respectively. In addition, the unpaid amount in relation to the purchase agreements entered into by the Company with the vendors to purchase machinery and equipment was $105,901,560.

8.	Significant Disaster Losses

None.

9.	Significant Subsequent Events

Based on the resolution of Board of Directors on January 20, 2009, the Company has determined to look for opportunity to merge with another company. However, the counter-party, detailed terms and price are still under discussion.

The Company is planning to sell a group of machinery and equipment to another company in order to raise capital for the Company’s operation. The selling price is about $30 million.

10.	Others

A. Fair value of financial instruments

	December 31, 2008
	Book value	Fair value
		Quotation in an active market	Estimated using a valuation
Non-derivative financial instruments
Financial assets:
Financial assets with fair value equal to book value	$40,836,029	$—	$40,836,029
Financial liabilities:
Financial liabilities with fair value equal to book value	152,991,746	—	152,991,746
Long-term loans (including current portion)	181,639,460	—	181,639,460

Derivative financial instruments
None.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

The methods and assumptions used to measure the fair value of financial instruments are summarized below:

Financial assets / liabilities with fair value equal to book value: The carrying amounts of these assets / liabilities approximate fair values due to their short maturities. This applies to cash and cash equivalents, notes and accounts receivable, refundable deposits, short-term loans, notes and accounts payable.

Long-term loans: Fair value is estimated based on the discounted future cash flows. Discount rate is determined based on the Company’s credit adjusted borrowing rate on long-term loans, which approximate the floating interest rates. Accordingly, the carrying values of the long-term loans approximate their fair values.

B.	Information on financial assets and liabilities with fair value interest rate risk

As of December 31, 2008, there was no financial assets with fair value risk due to the change of interest. The Company has no financial liabilities with fair value risk due to the change of interest as of December 31, 2008. As of December 31, 2008, the financial assets with cash flow risk due to the change of interest amounted to $19,874,898; the financial liabilities with cash flow risk due to the change of interest amounted to $214,532,740.

C.	Procedure of financial risk control and hedge

In order to identify, evaluate and manage market risk, credit risk, liquidity risk and cash flow risk, the Company has established a risk management program and carried out procedures to monitor the fluctuations of exchange rate and interest rate, as well as implement credit controls over its transaction counterparties.

By considering factors such as changes in economic environment, competition, market value risks, and liquidity requirement, the Company adjusts related positions of financial assets and liabilities in order to optimize its risk exposure, maintain liquidity and centrally manage all market risks.

D.	Information on significant financial risks

a.	Market risk

The Company entered into financial instrument agreements with maturities shorter than one year. Therefore, the market risk is considered to be minimal.

b.	Credit risk

The counterparties of the financial instruments are related parties and reputable companies, with which the Company has established long-term relationships. Thus, the Company believes that its exposure to potential default risk is low.

c.	Liquidity risk

The Company entered into financial instrument agreements with maturities shorter than one year. However, the Company has experienced continuous losses and may not have sufficient working capital for its daily operations. Please refer to Note 4 (17) for further responses proposed by management.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

d.	Cash flow interest rate risk

The Company entered into financial instrument agreements with maturities shorter than one year. Therefore, the Company’s exposure to cash flow interest rate risk is considered low.

Long-term liabilities are primarily issued at floating interest rates, which are not exposed to significant cash flow interest rate risk.

11.	US GAAP Reconciliation

The accompanying financial statements have been prepared in conformity with, “Business Entity Accounting Law”, “Regulation on Business Entity Accounting Handling” and accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to net income and shareholders’ equity, which would be required in reconciling the significant differences between ROC GAAP and US GAAP:

Reconciliation of net loss:

	For the years ended December 31,
	2007	2008
	(Unaudited)
Net loss as reported under ROC GAAP	$(451,458,452)	$(579,337,907)
US GAAP adjustments:
Compensated absences	—	(1,085,466)
Payroll tax associated with share-based payments	(4,036,000)	—
Employee stock option	(59,187,052)	(41,387,325)
Defined benefit plan—net periodic pension cost	—	(1,886,277)
Long-lived assets impairment	(14,578,130)	—

Total US GAAP adjustments	(77,801,182)	(44,359,068)
Taxation effect	—	—

Net loss under US GAAP	$(529,259,634)	$(623,696,975)

Reconciliation of stockholders’ equity:

	For the years ended December 31,
	2007	2008
	(Unaudited)
Total stockholders’ equity as reported under ROC GAAP	$1,654,870,939	$1,075,533,032
US GAAP adjustments:
Compensated absences	—	(1,085,466)
Defined benefit pension plan	180,907	2,782,276
Taxation effect	—	—

Stockholders’ equity under US GAAP	$1,655,051,846	$1,077,229,842

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

Movement in stockholders’ equity in accordance with US GAAP:

	For the years ended December 31,
	2007	2008
	(Unaudited)
Balance at beginning of year	$924,943,521	$1,655,051,846
Issuance of common stock for cash	1,200,000,000	—
Net loss under US GAAP	(529,259,634)	(623,696,975)
Employee stock option – amortized compensation	59,187,052	41,387,325
Defined benefit pension plan	180,907	4,487,646

Balance at end of year	$1,655,051,846	$1,077,229,842

The balance sheet accounts under US GAAP is as follows:

December 31,
2008
Current Assets
Cash and cash equivalents	$20,514,652
Notes and accounts receivable, net	14,856,176
Other financial assets	1,885,201
Inventories	23,461,594
Restricted assets – current	3,100,000
Prepayments and other current assets	21,445,331

85,262,954

Property, plant and equipment	1,118,357,150
Intangible assets	7,025,482
Refundable deposits	480,000
Other assets	201,820,928

Total Assets	$1,412,946,514

Currents liabilities	$215,486,036
Long-term and other liabilities	120,230,636

Total Liabilities	335,716,672
Total Stockholders’ Equity	1,077,229,842

Total Liabilities and Stockholders’ Equity	$1,412,946,514

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

Cash and cash flow statements

Under ROC GAAP, all certificates of deposit are classified as cash and cash equivalents. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Summarized cash flow information under US GAAP would be presented as follows:

	For the years ended December 31,
	2007	2008
	(Unaudited)
Net cash used in operating activities	$(354,412,855)	$(357,498,766)
Net cash used in investing activities	(754,570,229)	(102,743,795)
Net cash provided by (used in) financial activities	1,449,716,948	(397,198,322)

Net decrease in cash and cash equivalents	340,733,864	(857,440,883)
Cash and cash equivalents at beginning of the year	537,221,671	877,955,535

Cash and cash equivalents at the end of the year	$877,955,535	$20,514,652

Comprehensive income

Comprehensive income under ROC GAAP for the years ended December 31, 2007 and 2008 are summarized as follows:

	For the years ended December 31,
	2007	2008
	(Unaudited)
Net loss	$(451,458,452)	$(579,337,907)
Other comprehensive income, net of taxes
Net actuarial gain not recognized	180,907	2,782,276

Comprehensive loss	$(451,277,545)	$(576,555,631)

The significant accounting policies for the reconciliation from ROC GAAP to US GAAP are as follows:

(1)	Compensated absences

Under ROC GAAP, the Company is not required to accrue for unused employee’s vacation leave at the end of each year. However, under US GAAP, SFAS No. 43, “Accounting for Compensated Absences,” it is required for an employer to accrue a liability for employees’ compensation for future absences if all of the following conditions are met: i) the employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered, ii) the obligation relates to rights that vest or accumulate, iii) payment of the compensation is probable, and iv) the amount can be reasonably estimated. Accordingly, under US GAAP, unused vacation that can be carried over to the next year has to be accrued for at each balance sheet date to properly record the expense in the period in which the employee provided the services.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(2)	Stock-based payment – employee compensation plan

A.	In 2006, the Company was authorized to issue employee stock options. The total number of options to be granted under the plan is equivalent to 30,000,000 shares of the Company’s common stock, and all options were granted to employees in 2007. Under ROC GAAP, the Company applies the intrinsic value method to recognize the difference between the fair value of the stock and the exercise price of its employee stock option as compensation expense over the requisite service period, if any, and pro forma information regarding net loss is required as if the Company had accounted for the employee stock options under the fair value method.

B.	For computing the fair value of options granted, we use the Black-Scholes option-pricing model with input assumptions of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. We applied the historical volatility based on the historical stock price volatility over the historical time period commensurate with the expected term of the employee stock option of similar listed companies. The expected term is based on expected holding period. We estimated dividend yield by historical experience. Besides, we used the yield of Taiwan Government Bond with the contract term equal to the expected term of the share options as our risk-free interest rate pursuant to SFAS No. 123 (R), which required entities based in jurisdiction outside the United States to use the implied yield of zero-coupon government bonds currently available in the market where the shares are primarily traded when estimating the risk-free interest rate. The fair value of the Company’s stock options used to compute the 2007 and 2008 compensation expense is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Volatility	52.11% - 55.19%

Risk-free interest rate	3.84% - 4.54%

Expected holding period	2.96 - 3.11 years

Dividend yield	0%

Note: No options granted in 2008.

(3)	Pension

Under ROC GAAP, net periodic pension costs of defined benefit pension plan are recognized in accordance with actuarial calculations.

Under US GAAP, a defined benefit pension plan is accounted for pursuant to SFAS 87, “Employers’ Accounting for Pension” and No. 158 (effective for the Company in its fiscal year ending after December 15, 2006 with early adoption encouraged), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which requires the recognition of the overfunded or underfunded status of a defined benefit pension plan as an asset or liability and changes in the funded status to be recognized through other comprehensive income, net of tax. Unrecognized gains and losses, prior service costs, or transition assets and liabilities as components of net periodic benefit cost of the period in accordance with SFAS No. 87 are now recognized as a component of accumulated other comprehensive income.

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(4)	Impairment of long-lived assets

Under both ROC GAAP and US GAAP, the Company is required to valuate whether long-lived assets are subject to impairment. Impairment test is performed whenever event occurs or evidence indicates the carrying amount of an asset may not be recoverable.

Under ROC GAAP, ROC SFAS No. 35, “Accounting for Assets Impairment”, effective for fiscal years ended on and after December 31, 2005 and interim period within the fiscal year, a long-lived asset is considered impaired when the anticipated recoverable amount is less than the asset’s carrying value. Recoverable amount is measured as the higher of net selling price or value in use (discounted cash flows). The difference between the recoverable amount and the asset’s carrying amount is recognized as a loss in earnings. Reversal of impairment loss is made when there has been a change in economic conditions or in the expected use of the asset or asset group such that the previously recognized impairment loss no longer exits or has diminished. Upon the reversal of impairment loss, the carrying value of the asset or asset group should be increased to its recoverable amount, adjusted for any depreciation (amortization) expense that would have been recognized had the asset or asset group not been impaired. Asset impairment loss is presented as a non-operating expense, and impairment recoveries are presented as non-operating income.

Under US GAAP, a long-lived asset is considered impaired when the anticipated undiscounted cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. The estimate of fair value is generally based on quoted market prices, on the best available information, including prices for similar assets and the results of using other valuation techniques, or discounted cash flows. In addition, impairment loss cannot be reversed for long-lived assets or asset group to be held and used, as the impairment loss results in a new cost basis for the assets. Impairment loss is presented as an operating expense. In 2008, management has recognized impairment loss of $76,317,523 based on internal estimates of fair values under ROC GAAP, and there is no further adjustment under US GAAP.

(5)	Prepayment of property, plant and equipment

Under ROC GAAP, prepayment of property, plant and equipment is presented as part of property, plant and equipment.

Under US GAAP, prepayment of property, plant and equipment should be presented as other assets.

(6)	Technology know-how

In years 2000 and 2002, the founders of the Company contributed their technology know-how in exchange for the Company’s stock. Under ROC GAAP, the Company recorded the technology know-how based on a valuation report with corresponding entries to common stock and additional paid-in capital. The technology know-how was amortized over its estimated economic life using the straight-line method.

Under US GAAP, Staff Accounting Bulletin (SAB) Topic 5-G, “Acquisition of Assets from Promoters and Stockholders in Exchange for Common Stock,” states that “transfers of nonmonetary assets to a company by its promoters or stockholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferor’s historical cost basis determined under generally accepted accounting principles.”

Advanced Chip Engineering Technology Inc.

Notes to Financial Statements

December 31, 2007 and 2008

(Expressed in New Taiwan Dollars, Except Otherwise Stated)

(7)	Employee bonus accrual

Under ROC GAAP, the Company accrued a bonus liability based on a policy (“Bonus Policy”) to pay an annual bonus to its employees. The Company does not have a legal obligation to pay the bonus. The existence of contracts which places conditions on when the Company will pay the bonus, such as the need to achieve future profitability or to maintain employment with the Company do not overcome the presumption that a bonus liability should be recorded under ROC GAAP.

Under US GAAP, a bonus accrual is generally accounted for as a contingent liability. The existence of conditions which affect the likelihood of the future outcome will need to be assessed and an accrual will only be made when such conditions are determined to be probable and when the amount can be reasonably estimated.